February 18, 2025

Qiaojun Lai
Chief Executive Officer
Collab Z Inc.
29 Orinda Way, Unit 2060
Orinda, CA 94563

       Re: Collab Z Inc.
           Draft Registration Statement on Form S-1
           Submitted January 22, 2025
           CIK No. 0002050338
Dear Qiaojun Lai:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover page

1. Please revise to state that in addition to the initial public offering, you are also registering shares to be sold by selling shareholders pursuant to a separate prospectus.
       Give the number of shares being registered for resale here, in the summary and in the risk factor entitled "Future sales of our securities may affect the market price of our securities" on page 25.
Our Solution, page 1

2. Please provide additional summary disclosure here, with more detailed disclosure in the Business section, describing what the AI-enhanced property management platform does or will do, how it achieves the objectives discussed, and why it is necessary or
 February 18, 2025
Page 2

      advantageous over traditional methods of property management for the company and for tenants. For example, explain how it allows tenants to earn income, develop skills, improve living conditions and enhance social interactions, as referred to on page
      43, and disclose what property management tasks it connects them to. Explain why tenants would prefer to engage in property managements tasks themselves, as opposed to having tasks carried out by professional property managers.
Prospectus Summary
Overview, page 1

3. We note your statements that as you expand, your Collab Platform will "continue to lead the shift towards a more connected and engaged property management ecosystem" and that your company is at the "forefront of the PropTech industry," as
      well as disclosure on page 42 that Collab Z "leads the PropTech industry with its pioneering Collab Platform." It is unclear from your disclosure the basis for these statements or measures by which you "lead" or will "continue to lead," or are "at the forefront of the PropTech industry." Further, we note risk factor disclosure in which you state that your competitors include some major public companies and companies with significantly greater technical resources and superior expertise in research and development. Please revise to state the basis for and measures supporting these and similar statements here and throughout the prospectus.
4.    Please revise to include summary disclosure regarding your EB-5
Immigration
      Investor Services, Renovation Management, Procurement and Development and Construction Management businesses. To the extent that you intend to shift your
      focus away from these activities in the future, please disclose this as well, and provide more detailed disclosure in the Business section.
5. Disclose that the majority of your revenue is derived from related parties, and briefly describe the nature of your relationship with the parties and the arrangements with such parties. Provide more detailed disclosure in the Business section. Recent Developments, page 2

6. Please explain how the issuance of 4,550,500 shares of common stock remedied a structural error that caused you to cancel 4,519,500 of the 5,060,391 shares privately placed in September 2024. Please also reconcile disclosure that you issued the
      4,550,500 shares of common stock to YRQ Irrevocable Trust in the Share Exchange which in turn assigned 1,838,000 shares to its beneficiaries with disclosure on page II-
      3 that you issued these shares to your current shareholders. Implications of Being an Emerging Growth Company, page 5

7. We note your disclosure regarding your election to take advantage of an extended transition period for complying with new or revised accounting standards is inconsistent throughout your filing. For example, you have indicated that you will take advantage of this exemption on pages 5 and Alt-5 and you have not checked the applicable box on the cover page; however, you have indicated that you will not avail yourselves of this extended transition period on page 41. Please revise your filing for consistency.
 February 18, 2025
Page 3

Lock-up, page 6

8. Disclosure here and in the risk factor "A substantial portion of the outstanding shares of our common stock . . ." on page 25 indicates that parties to the lock-up agreement include officers, directors and holders of 5% or more of your outstanding common stock; however disclosure in the risk factor "Future sales of our securities . . ." on page
       25 states that the selling shareholders are not subject to the lock-up. Assuming that any of your officers, directors or 5% or greater shareholders are also selling shareholders, please revise to reconcile this inconsistency. Please also revise disclosure on page 61 to clarify that officers, directors and 5% or greater shareholders are also parties to lock-up agreements.
Risk Factors, page 8

9. We note disclosure in note 2 to your audited financial statements that they have been prepared on a going concern basis and that the company is heavily reliant on related parties as its primary revenue and cash flow sources and has historically generated revenues from sources that may not be recurring. Please include appropriate risk factor disclosure.
10. Include risk factor disclosure addressing any material risks to your business, operations, and financial condition in connection with your development and use of products and services using artificial intelligence technology.
The market price, trading volume and volatility . . . , page 23

11. We note your disclosures elsewhere in the prospectus that you have applied for listing of your common shares on Nasdaq. However, we note on page 23 your intention to list on NYSE American. Please reconcile conflicting information. Capitalization, page 31

12. We note your disclosure on page 6 that you have agreed to issue to the representatives of the underwriters or their designees at the closing of the offering, warrants (the
       "Representative Warrants") to purchase the number of shares of your common stock equal to 4% of the aggregate number of shares sold in this offering. Please expand your disclosures in your filing to disclose the anticipated accounting treatment related to the issuance of such warrants at inception including whether the Company anticipates recognizing an expense for such warrants, the amount of such expense, if any, and any subsequent accounting and classification. Please ensure your response and disclosures cite all applicable accounting guidance relied on in arriving at the accounting determination including how the Company considered the guidance in
       ASC 718 and ASC 815-40.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Certain Key Factors Affecting Our Performance, page 34

13. We note your disclosure that a number of factors present opportunities, challenges and risks that may impact your operations, as well as disclosure on page 9 that you track certain operational metrics. Please include a discussion of trends, events and uncertainties that may impact your liquidity or results of operations, and describe any
 February 18, 2025
Page 4

       key metrics relied upon by management when assessing the performance of your business in MD&A. Please see Item 303 of Regulation S-K.
Future Equity Obligations, page 38

14. Please describe the terms of the SAFE agreement in more detail. For example, state whether the offering you are registering constitutes a triggering event for the SAFE's conversion to equity and state the number of shares that will be issued, as well as any material conditions to the conversion. Also clarify how the issuance of shares pursuant to the SAFE affects references to the number of shares outstanding throughout the prospectus, and whether the investor should be included in the beneficial ownership table on page 58 as a party with the right to acquire 5% or more of the company's outstanding shares at the time of the offering, or an officer or director.
Off-Balance Sheet Arrangements, page 40

15. Please revise your filing to discuss your minimum rental guarantee within your disclosure of your off-balance sheet arrangements, or tell us how you determined this disclosure is unnecessary. Reference is made to Item 303 of Regulation
S-K.
Business, page 42

16. We note your disclosure on page 47 that the Company oversees development and construction projects. We also note on page 36 that the Company began new renovation and development projects on certain properties. Please describe these projects in greater detail, such as the type of project, the material terms of the agreements relating to these projects, the anticipated completion dates, and any material risks associated with these projects.
17. We note disclosure on page 50 that your AI capabilities are currently under development. Please disclose whether you intend to develop proprietary technology, utilize open-source technology, or license the use of such technology developed by third parties. If you are developing this technology, please elaborate on the current state of your research and development of your platform. To the extent you intend to license existing or future technologies or plan to utilize open-source technology, please also revise your risk factors to address any related material risks.
18. Please explain the nature of the artificial intelligence you are developing or plan to use and how it will be incorporated into your business. Explain how AI will change your property management activities from how they are currently conducted using traditional methods and the "Current Systems Features and Tools," including tools and software connected by a series of APIs developed by Collab system engineers, as you describe on page 44. For example, we note your statement that implementing AI-
       enhanced workflow management significantly reduces operational costs, boosts occupancy rates, optimizes rents and maximizes the increase in single-property value for rental housing providers, but does not describe how it achieves these improvements. You describe other benefits to tenants and professional service providers, but it is again unclear exactly what the benefits are or how AI improves upon your current systems and tools. Please provide more context and concrete
 February 18, 2025
Page 5

       examples, where appropriate, to help investors better understand these benefits and what differentiates your property management services from other providers.
19. We note your references to the Resident Center app, Community Pros and professional service providers. Please revise to explain what these are and how
       they operate in the context of your business.
Current Systems Features and Tools, page 44

20.    Please briefly explain what the Discord, Buildium, Retool and WebFlow
Websites
       tools are, how you use them and whether you subscribe or license them from third parties. If they are material to your business and you have any agreement with third parties for the use of these tools, please describe such agreements and file them as exhibits to the registration statement.
Current Business Model, page 47

21. Please clarify whether the CollabZ platform or app will also be used in your development, construction, renovation, procurement or EB-5 businesses. Also explain how tenants conduct your leasing, vendor coordination and property management services, as suggested in the paragraph entitled "Property Management Services."
Certain Relationships and Related Party Transactions, page 56

22. Please revise to provide the disclosures required by Item 404(d)(1) of Regulation S-K up to the date of the prospectus, including the names of the related parties, the amount involved and the material terms of the transactions. Also file these agreements as exhibits. See Item 601(b)(10) of Regulation S-K.
Security Ownership of Certain Beneficial Owners and Management, page 58

23. Based on your disclosure on page 22, it appears that YRQ Irrevocable Trust will have all 5,000 shares of your Series X Preferred Stock after the offering. Please revise your table on page 58 to reflect this ownership in the columns for Series X Preferred Stock after the offering, or advise.
24. Please disclose the address of your greater than five percent beneficial owners. See
       Item 403(a) of Regulation S-K.
Shares Eligible for Future Sale, page 61

25. Please state the amount of shares that could be sold pursuant to Rule 144 and pursuant to the registered resale offering, as required by Item 201(a)(2) of Regulation S-K.
Material U.S. Federal Income Tax Considerations, page 63

26. We note your statement on page 64, that the discussion is for general informational purposes only. Please remove or revise this statement, as investors are entitled to rely on your disclosure in the registration statement.
Experts, page 73

27. We note your disclosure on page 73 indicates that your auditors included an explanatory paragraph regarding the company's going concern uncertainty. However,
 February 18, 2025
Page 6

       it does not appear such explanatory paragraph is included in their report. Please advise or revise.
Notes to the Consolidated Financial Statements
Note 1 - Nature of Operations, page F-8

28. We note your disclosure that the reorganization that resulted in Collab CA becoming a direct wholly owned subsidiary of the Company is being treated as a reverse acquisition and recapitalization effected by a unit-share exchange for financial accounting and reporting purposes. We further note your disclosure on page F-9 which states the Company determined that the share exchange was a reorganization of entities under common control. In order to better understand the Company's determination please further clarify whether the Company has determined that the reorganization and share exchange is being accounted for as a reverse acquisition and recapitalization or a reorganization of entities under common control.
29. To the extent you determined the reorganization and share exchange is a reorganization of entities under common control, please tell us and expand your
       disclosures to detail the relationship between the Company and Collab CA. In this regard, please clarify for us and in your filing your basis for determining that these entities were under common control for the entire period for which financial statements are presented through the date of the reorganization and share exchange.
       Within your response, please reference the authoritative accounting literature management relied upon.
30. To the extent the Company is accounting for the reorganization and share exchange as a reverse merger and recapitalization, please tell us how the Company determined it was unnecessary to provide audited stand alone financial statements of Collab Z Inc.
       prior to the reorganization and share exchange.
Note 9 - Commitments and Contingencies
Minimum Rental Guarantee, page F-19

31. Please revise your filing to include the applicable disclosures required by ASC 460-
       10-50 regarding your minimum rental guarantee, or advise. Your revised disclosures should include, but not be limited to, the maximum potential amount of future payments (undiscounted) that you could be required to make under the guarantee.
Note 3 - Summary of Significant Accounting Policies
Principles of Consolidation, page F-9

32. We note your disclosure that Collab Living is 50% owned by Collab CA, and it was determined that Collab CA was the primary beneficiary in 2023 and 2024. As such, its
       results are consolidated within the Company   s financial statements.
Given the
       Company's determination that Collab Living is a VIE with the Company as its primary beneficiary, please provide the disclosures required by ASC 810-10-50-
       2AA through ASC 810-10-50-2AC, as well as ASC 810-10-50-3, including the judgments and assumptions you made in determining that Collab Living is a VIE and
       Collab CA is the primary beneficiary. Please also tell us how you considered the presentation requirements of ASC 810-10-45-25.
 February 18, 2025
Page 7

Selling Stockholders, page Alt-7

33. Please describe the material terms of the transactions pursuant to which the selling shareholders acquired the shares being offered.
34.    Please explain what "Tradeable Warrants" are.
Selling Shareholders Plan of Distribution, page Alt-13

35. Please revise to clearly state here that no resales of shares of common stock covered by this prospectus shall occur until the shares of common stock sold in your initial public offering begins trading on Nasdaq, consistent with your resale prospectus cover page disclosure.
Item 16. Exhibits, page II-4

36. Please file as exhibits any material agreements relating to your financings, such as your Revolving Line of Credit Agreement and Safe Agreement. See Item 601(b)(10)(i)(A) of Regulation S-K.
General

37. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on
       Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.
38. Please revise as necessary to ensure that disclosures in your prospectus are specific to the company. For example, we note disclosure in the risk factor "The concentration of sales among our top employees could lead to losses . . ." on page 10. This risk factor refers to "advisors who are responsible for assisting borrowers." Another risk factor on page 29 also refers to borrowers. It is not clear how these references relate to your business. In addition, we note that you have only two employees.
        Please contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295
if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Long at 202-551-3765
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Ross David Carmel